MCQ MARKETS

Overview   Opportunity   Investment Perks   FAQs   **Invest Now**

LUXURY CARS, SUPERCARS & COLLECTABLES

Making Investing in Luxury Assets Available to the Other 99%

MCQ Markets is redefining the landscape of luxury cars, super cars, and motorsport memorabilia through a new platform, forever altering the industry.

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View Form C Offering Documents ⊙

View All Fillings ⊙

$5.40	**$540**	**$10K**	**$750K**
Price Per Share	Minimum Investment	Min. Offering Size	Max Offering Size

MCQ MARKETS

Company Highlights



Experienced Leadership

With extensive connections in the motorsports industry, our experienced leadership and founding families have been involved with over 50 public companies, that have raised billions for past projects.



$30B Market Opportunity

Tapping into a global collector car market worth over $30 billion and a CAGR of 9.6% by 2026[1], MCQ Markets offers an accessible alternative to major auction houses such as RM Sotheby's, Bonhams and Mecum.

[1]Source



Unparalleled Partnerships

Our brand's strength is amplified by investments from numerous Indy Car, F1 Drivers and other prominent racing and lifestyle influencers who proudly serve as our brand ambassadors creating a super-community.











NO MORE VELVET ROPES ACCESS FOR THE MASSES NO MORE VELVET ROPES ACCESS FOR MASSES

FRACTIONAL OWNERSHIP MODEL

The Industry Shift

We believe that people should have the ability to invest in high value asset portfolios through the power of fractionalization.

Our new 'fractional ownership' model allows multiple individuals to own a piece (also known as a 'fraction') of a particular asset while still retaining usage rights to the asset.

This empowers collectors to diversify their investment portfolio and potentially generate returns without having to buy the entire asset.

Investing in fractional shares also relieves many of the burdens that typically come with individually purchasing luxury assets such as storage, appraisal and concerns over counterfeits.

Secure Platform | Easy & Accessible | Asset Backed | Diversification | Shared Costs

SEIZE THE MOMENT

Discover Popular Assets

Lamborghini Countach 5000 QV — Invest Now — Learn More

2012 Lexus LFA Pearl White — Invest Now — Learn More

Ferrari 512 BBi

Designed by Leonardo Fioravanti. Among one of the last fully hand-built cars from Ferrari.

Coming Soon — Learn More

2014 Mercedes SLS AMG Black Series

With an estimation of only 350 being built worldwide and approximately 132 built for the United States.

Coming Soon — Learn More

Restoration Projects: Coming Soon

Our restoration project offerings are coming soon. Stay tuned for more details and exciting updates.

Coming Soon — Learn More



MCQ MARKETS PLATFORM

Massive Market Opportunity

The recent launch of online platforms such as Bring a Trailer and Collecting Cars have expanded global access to the collector car market, boosting buyer participation and transaction volumes. Notably, **Bring a Trailer reported $1.4 Billion of sales in 2023, up 2% from 2022**[2].

Major auction houses, including **RM Sotheby's, Bonhams and Mecum collectively report annual sales between $1-$2 billion**[3]. With significant increases in both auction and private sales, MCQ Markets aims to provide Regulation A qualified offerings on the MCQ Markets platform that allows for fractionalized investment into these luxury assets, **providing an alternative to major auction houses and private car sales platforms**.

Having been involved with over 50 public companies, that have raised billions for past projects, the MCQ Markets and its capital markets team is leveraging our extensive experience in North American public markets to open up a world of opportunities for potential investors in the US retail investment market.

[2]Source [3]Source

MCQ Markets is breaking into markets previously reserved for the wealthiest investors.

SURPASSING S&P 500

Why Automotive Assets?

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The global collector car market is substantial and growing. In 2021, it was **valued at $31.1 billion and is projected to reach $51.5 billion by 2028**[4]. In the United States, which holds the largest share of the market, revenue was **$15 billion in 2020 and is expected to increase to $19 billion by 2024**[5].

As demand for collector and limited-edition cars from iconic brands like Ferrari, Lamborghini, Porsche and Mercedes continue to rise, these vehicles are becoming increasingly complex to acquire. This scarcity adds to their allure and value, making them highly sought after assets.

Collector cars are now seen as alternative investments, offering diversification beyond traditional assets. Many classic and collector cars have appreciated significantly, even amid economic turbulence, often surpassing traditional investments like stocks (S&P 500), Real Estate and even the Art Market.

[4]Source [5]Source [6]Source



Collector Car Market vs. US Real Estate Market[6]
Cumulative Investment Performance (2004 - 2023)



Collector Car Market vs. S&P 500[6]
Cumulative Investment Performance (2004 - 2023)

Fast Access. Limitless Possibilities.

In a digital age of limitless possibilities, MCQ Markets embarked on a quest to redefine the standard of luxury and supercar ownership. Through our MCQ Markets platform, customers can easily access, view and participate in various investment opportunities specially curated by our expert team of car collectors.

Accessing our Marketplace: A Seamless Four Step Process






 01   02   03   04

Create an Account

Create your MCQ Marketplace account to get access and browse the investment opportunities and offerings.

Browse Marketplace

After signup, you'll have access to all assets available on the MCQ Marketplace platform. Buy, Build, and creating your future.

Buy Exclusive Assets

Each share listed on the MCQ Marketplace is initially valued at $20 and the minimum investment is $500 (25 shares) per asset.

Liquidate Investment

MCQ Marketplace intends to create liquidity for investors via a Secondary market prior to the eventual sale of the underlying assets through auction or private transaction.

Our Proven Leadership Team


Curt Hopkins
CEO, McQueen

In addition to his current role as CEO of MCQ Markets, Curt is a senior advisor and was the founding CEO of Zefiro Methane, a climate tech firm that aims to stop methane leaking from abandoned and orphaned oil and gas wells. He grew the company as CEO from the inception to $32m in run-rate revenue in the lead-up to an IPO in Q1 2024.


Lachlan DeFrancesco
Co-Founder, Chief of Cars

Lachlan DeFrancesco is a co-founder of MCQ Markets. Lachlan has significant experience investing in the collectable car market and with exotic car restoration. Lachlan has a proven track record of identifying exciting automotive projects ripe for growth, demonstrating a strong ability to identify valuable opportunities and enhance vehicle value through restoration.


Benan Tumkaya
Head of Technology

Lachlan DeFrancesco is a co-founder of MCQ Markets. Lachlan has significant experience investing in the collectable car market and with exotic car restoration. Lachlan has a proven track record of identifying exciting automotive projects ripe for growth, demonstrating a strong ability to identify valuable opportunities and enhance vehicle value through restoration.


Jonathan Held
Head of Finance

Jonathan is a chartered professional accountant and chartered accountant, with CFO level experience with both private and public companies. Jonathan has worked with a number of start-up companies in a variety of sectors including resources, technology, biotech and real estate, both domestic and international.


Anthony Pezarro
Head of Brand & Marketing

Anthony Pezarro comes to MCQ Markets as an experienced creative director. Most recently, beginning in June 2021, Anthony serves as Vice President & Executive Creative Director of ACE Digital LTD. In his work, Anthony strives to elevate every portion of brand experience across all disciplines utilizing creativity and collaboration.

EXTENSIVE NETWORK

Unparalleled Partnership Value

We have extensive connections in the motorsports industry, including an exclusive deal to acquire an Indy Car race team, a portion of which will be fractionalized on MCQ's platform. Our co-founder Lachlan, hailing from a renowned racing family and owning a Porsche restoration house, brings invaluable expertise and passion to our endeavors.

Our brand's strength is further amplified by investment from numerous IndyCar and F1 drivers and other prominent racing influencers who proudly serve as our brand ambassadors. This extensive network not only bolsters our credibility but also significantly enhances our presence in the motorsport's community.

OPPORTUNITY

Seize the Moment

With MCQ Markets, you will be able to invest in fractionalized luxury, where previously only the wealthier could invest. **Our platform is nearing the finish line, with an anticipated launch in Q4 2024.**

We invite investors to join MCQ Markets on our journey by investing in our Regulation Crowdfunding offering.

We are currently selling shares at $5.40/share, with a minimum investment of $540. We encourage investors to review our Business Plan, Use of Proceeds and the related Risk Disclosures in our Form C offering statement.

We're offering attractive incentives for investors, from time-based bonus shares to exclusive access to members only developments and events.



MCQ Markets are making luxury assets not just accessible, but also investable.



Bonus Share Overview

Bonus Share Tiers	Bonus Share Start Date	Bonus Share Finish Date	Price Per Share	Discounted Price Per Share
20%	Sept. 16, 2024	Sept. 30, 2024	$5.40	$4.50
10%	Oct. 1, 2024	Oct. 15, 2024	$5.40	$4.90
0%	Oct. 16, 2024	Close of offering	$5.40	$5.40

Investment Perks:

$1,000 Investment - Bronze
◦ Access to MCQ Markets Secondary Platform Exclusive Pre-Launch

$5,000 Investment – Silver
◦ All Bronze level perks

◦ Exclusive MCQ Markets Launch Metal Keychain

$10,000 Investment – Gold
◦ All Silver level perks

◦ Access to at least one asset in advance before general listing

◦ Invitation to the exclusive MCQ Markets launch party

$25,000 Investment - Platinum
◦ All Gold level perks

◦ IndyCar driver virtual meet and greet and signed memento

$50,000 Investment - Co-Founder
◦ All Platinum level perks

◦ Invite to a Race Day for you and a friend (meet & greet)

◦ Permanent VIP Access on MCQ Markets Platform (ie. access to cars at least one day before public launch)





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Need more information or have more questions? We have

Need more information or have more questions? We have the answers.

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Why invest in startups? +	Can I sell my shares? +
How much can I invest? +	What happens if a company does not reach their funding target? +
How do I calculate my net worth? +	How can I learn more about a company's offering? +
What are the tax implications of an equity crowdfunding investment? +	What if I change my mind about investing? +
Who can invest in a Regulation CF Offering? +	How do I keep up with how the company is doing? +
How do I get a return on my investment? +	When will I receive my shares? +
What do I need to know about early-stage investing? Are these investments risky? +	What is Issuance Express? +
How does MCQ Markets choose which assets to acquire? +	What's your share price? +
Why does MCQ Markets only offer Luxury or Collector Carson its Marketplace? +	What is the minimum investment amount? +
What does MCQ Markets charge buyers on its marketplace platform? +	What kind of shares are you issuing? +
Can I list my Luxury or Collector Car for sale on MCQ Markets? +	How much are you raising? +
Who stores the assets that you sell shares in on the MCQ Marketplace Platform? +	What is the current valuation of the company? +
	How will MCQ Markets. make money? +
	How do you plan to use the proceeds from this funding round? +

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(1) Classic Cars | Statista   (2) CNBC   (3) Statista   (4) Credence Research   (5) I Am Magazine   (6) Impact Wealth